TRANSALTA CORPORATION

SECOND QUARTER REPORT FOR 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) contains forward-looking statements.  These statements are based on certain estimates and assumptions and involve risks and uncertainties.  Actual results may differ materially.  See page 24 for additional information.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements of TransAlta Corporation as at and for the six months ended June 30, 2008 and 2007, and should also be read in conjunction with the audited consolidated financial statements and MD&A contained in our annual report for the year ended Dec. 31, 2007.  In this MD&A, unless the context otherwise requires, ‘we’, ‘our’, ‘us’, the ‘corporation’ and ‘TransAlta’ refers to TransAlta Corporation and its subsidiaries.  The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  All tabular amounts in the following discussion are in millions of Canadian dollars unless otherwise noted.  This MD&A is dated July 31, 2008.  Additional information respecting TransAlta, including its annual information form, is available on SEDAR at www.sedar.com.

RESULTS OF OPERATIONS

The results of operations are presented on a consolidated basis and by business segment.  We have two business segments: Generation and Commercial Operations & Development (“COD”).  Our segments are supported by a corporate group that provides finance, treasury, legal, regulatory, environmental, health, and safety, sustainable development, corporate communications, government relations, information technology, human resources, internal audit, and other administrative support.

In this MD&A, the impact of foreign exchange fluctuations on foreign currency denominated transactions and balances is discussed with the relevant income statement and balance sheet items.  While individual balance sheet line items will be impacted by foreign exchange fluctuations, the net impact of the translation of individual items is reflected in the equity section of the consolidated balance sheets.

The following table depicts key financial results and statistical operating data: 1

	3 months ended June 30		6 months ended June 30
	2008	2007	2008	2007
Availability (%)	79.3	83.6	85.5	85.9
Production (GWh)	10,652	11,497	23,878	24,194
Revenue	$ 708	$ 612	$ 1,511	$ 1,281
Gross margin[1]	$ 376	$ 356	$ 809	$ 734
Operating income[1]	$ 93	$ 91	$ 282	$ 229
Net earnings	$ 47	$ 57	$ 80	$ 113
Basic and diluted earnings per common share	$ 0.24	$ 0.28	$ 0.40	$ 0.56
Comparable earnings per share[1]	$ 0.25	$ 0.20	$ 0.74	$ 0.48
Cash flow from operating activities	$ 171	$ 168	$ 408	$ 499

1  Gross margin, Operating income and Comparable earnings are not defined under Canadian GAAP.  Refer to the Non-GAAP Measures section on page 22 of this MD&A for a further discussion of these items, including a reconciliation to net earnings.

  TRANSALTA CORPORATION / Q2 2008 1

Cash dividends declared per share	$ 0.27	$ 0.25	$ 0.54	$ 0.50

	6 months ended June 30, 2008	Year ended Dec. 31, 2007
Total assets	$ 7,554	$ 7,179
Total long-term financial liabilities	$ 3,534	$ 2,880

AVAILABILITY & PRODUCTION

Availability for the three months ended June 30, 2008 decreased compared to the same period in 2007 due to higher planned outages at the Centralia Thermal plant (“Centralia Thermal”) as a result of planned maintenance and equipment modifications, and higher unplanned outages at the Alberta Thermal plants (“Alberta Thermal”), partially offset by lower planned outages at Alberta Thermal.

Availability for the six months ended June 30, 2008 was comparable to the same period in 2007.

Production for the second quarter of 2008 decreased compared to the same period in 2007 primarily as a result of planned maintenance, equipment modifications, and economic dispatching at Centralia Thermal, higher unplanned outages at Alberta Thermal, partially offset by lower planned outages at Alberta Thermal and higher merchant volumes due to the uprate at our Sundance facility.

Production for the six months ended June 30, 2008 decreased compared to the same period in 2007 due to higher unplanned outages at Alberta Thermal, partially offset by higher merchant volumes due to the uprate at our Sundance facility.

NET EARNINGS

A reconciliation of net earnings is presented below:

	3 months ended June 30, 2008	6 months ended June 30, 2008
Net earnings, 2007	$ 57	$ 113
(Decrease) / Increase in Generation gross margins	(16)	21
Mark-to-market movements - Generation	7	21
Increase in COD gross margins	29	33
Increase in operations, maintenance, and administration costs	(18)	(18)
Gain on sale of mining equipment in 2007	(12)	(7)
Decrease in net interest expense	2	6
Decrease / (increase) in equity loss	2	(86)
Decrease in income tax expense	2	8
Other	(6)	(11)
Net earnings, 2008	$ 47	$ 80

Generation gross margins, net of mark-to-market movements, decreased for the three months ended June 30, 2008 due to higher unplanned outages at Alberta Thermal and higher planned outages at Centralia Thermal, partially offset by favourable pricing across the fleet, lower planned outages at Alberta Thermal, and higher merchant volumes due to the uprate at our Sundance facility.

2   TRANSALTA CORPORATION / Q2 2008

For the six months ended June 30, 2008, Generation gross margins increased due to favourable pricing and higher merchant volumes, partially offset by higher unplanned outages at Alberta Thermal and unfavourable foreign exchange rates.

For the three and six months ended June 30, 2008, COD gross margins increased relative to the same period in 2007 due to strong trading results in both the Eastern and Western regions in the second quarter.

Operations, maintenance, and administration (“OM&A”) costs for the three and six months ended June 30, 2008 increased compared to the same periods in 2007 primarily due to increased stock-based compensation costs, and higher planned maintenance costs as a result of more planned maintenance activities in 2008.

For the three months ended June 30, 2008, net interest expense remained comparable to the same period in 2007, but decreased slightly for the comparable six months ended June 30, 2008.

For the six months ended June 30, 2008, equity loss increased due to the writedown of our Mexican investment.

Income taxes decreased for the three months ended June 30, 2008 compared to the same period in 2007 due to lower pre-tax income partially offset by the tax rate reduction in 2007.  For the six months ended June 30, 2008, income taxes decreased from the same period in 2007 due to the tax recovery on the writedown of our Mexican investment in the first quarter of 2008 partially offset by an increase in pre-tax earnings.

CASH FLOW

Cash flow from operating activities for the three months ended June 30, 2008 remained comparable to the same period in 2007.  For the six months ended June 30, 2008 cash flow from operating activities decreased due to more favourable changes in operating working capital in 2007 and from the timing of income tax installments.

Due to contractual timing, a $116 million payment relating to 2007 Power Purchase Agreement (“PPA”) revenues was not received until Jan. 2, 2008.  In 2007, a contractual payment of $185 million related to 2006 PPA revenues was not received until Jan. 2, 2007.

For the three and six months ended June 30, 2008, we have received, respectively, three and seven payments under the PPAs, consistent with the same periods in 2007.

Free cash flow1 for the three and six months ended June 30, 2008 decreased compared to the same periods in 2007 mainly due to higher sustaining capital expenditures.

SIGNIFICANT EVENTS

Three months ended June 30, 2008

Expansion at Summerview

On May 27, 2008, we announced a 66 megawatt (“MW”) expansion at our Summerview wind farm located in Southern Alberta near Pincher Creek.  The total capital cost of the project is estimated at $123 million with commercial operations expected to commence by the first quarter of 2010.

1  Free cash flow is not defined under Canadian GAAP.  Refer to page 23 of this MD&A for a further discussion of this item, including a reconciliation to cash flow from operating activities.

  TRANSALTA CORPORATION / Q2 2008 3

Bond Offering

On May 6, 2008, we announced we priced an offering of U.S.$500 million of 6.65 per cent senior notes due in 2018.  The net proceeds from the offering are being used for debt repayment, financing of our long-term investment plan, and for general corporate purposes.

Normal Course Issuer Bid (“NCIB”) Program Renewed

On May 5, 2008, we announced plans to renew our NCIB program until May 5, 2009.  We received the approval to purchase, for cancellation, up to 19.9 million of our common shares representing 10 per cent of our 199 million common shares issued and outstanding as at April 23, 2008.  Purchases will be made on the open market through the Toronto Stock exchange (“TSX”) at the market price of such shares at the time of acquisition.

Uprate at Sundance Facility

On April 21, 2008, we announced a 53 MW efficiency uprate at Unit 5 of our Sundance facility.  The total capital cost of the project is estimated at $75 million with commercial operations expected to commence by the end of 2009.

Clean Energy Technology Investments

On April 4, 2008, the Government of Canada announced a $125 million fund to support the development of Carbon Capture and Storage (“CCS”) technologies from the oil sands and from coal-fired electricity plants.  We have applied for funding under this government initiative to support our pilot of chilled ammonia carbon capture technology being developed in conjunction with Alstom Canada.

Carbon Capture and Storage Project

On April 3, 2008, we announced an agreement with Alstom Canada to pilot chilled ammonia carbon capture technology at one of our Alberta Thermal units, contingent on acquiring adequate industry and government support.

Six months ended June 30, 2008

Mexico Business

On Feb. 20, 2008, we announced the sale of our Mexican operations to InterGen Global Ventures B.V. (“InterGen”) for U.S.$303.5 million.  Due to the process needed to adjust various contracts related to gas pricing regulatory changes in Mexico, the transaction is expected to close before the end of the third quarter of 2008.  We recorded a charge to the first quarter earnings of $65 million, net of tax, to reflect the estimated difference between the net carrying value and anticipated net sale price of these assets.  The gross charge of $93 million is recorded in equity loss.

Blue Trail Wind Power Project

On Feb. 13, 2008, we announced plans to design, build, and operate Blue Trail, a 66 MW wind power project in southern Alberta.  The capital cost of the project is estimated at $115 million. Commercial operations are expected to commence in the fourth quarter of 2009.

Dividend Policy and Dividend Increase

On March 25, 2008, our Board of Directors announced the adoption of a formal dividend policy which targets to pay shareholders an annual dividend in the range of 60 to 70 per cent of comparable earnings.

On Feb. 1, 2008, our Board of Directors approved an increase to the annual dividend from $1.00 to $1.08 per share.

Greenhouse Gas Emissions (“GHG”)

March 31, 2008 marked the deadline for the first compliance year with Alberta’s Specified Gas Emitters Regulations for GHG

4   TRANSALTA CORPORATION / Q2 2008

reductions.  Compliance was required for GHGs emitted from the implementation date of July 1, 2007 to Dec. 31, 2007.  Affected firms were required to reduce their emissions by 12 per cent annually from an emissions baseline averaged over 2003 - 2005.  For our operations not covered under PPAs, we complied through the delivery to government of purchased emissions offsets, acquired at a competitive cost below the $15 per tonne cap.  For Alberta plants having PPA’s, we were also responsible for compliance, but the approach was coordinated with PPA Buyers such that a mix of Buyer-supplied offsets, and contributions to the Alberta Technology Fund at $15 per tonne were used.  The PPA's contain change-in-law provisions that allow us to recover compliance costs from the PPA customers.

Normal Course Issuer Bid

For the three and six months ended June 30, 2008, we purchased 1,977,500 and 3,886,400 shares, respectively, at an average price of $35.40 and $33.45 per share, respectively.  The shares were purchased for an amount higher than their weighted average book value per share ($8.96 and $8.95 per share, respectively) resulting in a reduction of retained earnings of $52 million and $95 million, respectively.  Due to the timing of payments to repurchase common shares under NCIB, $53 million was paid in April 2008 that was related to the previous quarter share purchase under the NCIB.

	3 months ended June 30, 2008	6 months ended June 30, 2008
Total shares purchased	1,977,500	3,886,400
Average purchase price per share	$ 35.40	$ 33.45
Total cost	$ 70	$ 130
Weighted average book value of shares cancelled	18	35
Reduction to retained earnings	$ 52	$ 95

SUBSEQUENT EVENTS

Potential breach of Keephills ash lagoon

On July 26, 2008 we detected a crack in the dyke wall at our Keephills ash lagoon.  We immediately notified Alberta Environment and the local authorities, and began taking measures to control and mitigate the effects of any potential breach and release of water from the lagoon.  There are no residents in the vicinity and we are restricting access to the area to ensure no one is at risk.  We will provide further updates on the situation as they become available.

LS Power and Global Infrastructure Approach TransAlta to Discuss Potential Transaction

On July 18, 2008, we received a non-binding letter from LS Power Equity Partners, an entity associated with Luminus Management LLC, and Global Infrastructure Partners regarding engaging in a dialogue about a possible acquisition of TransAlta for $39 per share in cash.  Our Board of Directors will carefully consider the letter and respond in due course.

Contract Negotiations with the International Brotherhood of Electrical Workers ("IBEW")

On July 18, 2008, having been unable to reach an agreement with the IBEW representing our Alberta Thermal and Hydro employees, the government of Alberta approved our application to have the matter referred to a Disputes Inquiry Board.  As part of this process, the ability of the IBEW to strike or for us to exercise a lockout is suspended.  Contract negotiations will continue during this process with the assistance of a government appointed mediator, and we remain confident that we will be able to reach a settlement with the IBEW.

Debentures

On July 17, 2008, we were advised by the holder of $100 million of debentures held by TransAlta Utilities Corporation (“TAU”), a wholly-owned subsidiary, that they intend to redeem the debentures on July 31, 2008.  The debentures were issued at a fixed

  TRANSALTA CORPORATION / Q2 2008 5

interest rate of 5.49 per cent, maturing in 2023 and redeemable at the option of the holder in 2008 at a price of $98.45 per $100 of notional.  These debentures are included in Current Liabilities.

Carbon Capture

On July 8, 2008, the Alberta government announced its commitment to provide $2 billion in funding for the development of CCS technology.  This funding initiative is key to accelerating CCS projects across Alberta and in particular, our chilled ammonia CCS pilot project with Alstom Canada announced in April 2008.  We intend to apply for funding support.

BUSINESS ENVIRONMENT

We operate in a variety of business environments to generate electricity, find buyers for the power we generate, and arrange for its transmission.  The major markets we operate in are Western Canada, the Pacific Northwest, and Eastern Canada.  For a further description of the regions in which we operate as well as the impact of prices of electricity in natural gas upon our financial results, refer to our 2007 annual report.  The key characteristics of these markets are described below.

Electricity Prices

Please refer to page 30 of the 2007 annual report for a full discussion of the spot electricity market and the impact of electricity prices upon our business.  Our strategy is to hedge up to 90 per cent of our merchant production before the delivery year with long term contracts or financial hedges.  These sales are staged across a four or five year period, with less production hedged in more distant years.  These hedges protect our earnings from some of the risks associated with the spot electricity market.

The average spot electricity prices and spark spreads for the second quarter of 2008 and 2007 in our three main markets are shown in the graphs below.

AVERAGE SPOT ELECTRICITY PRICES
$ per MWh
120
100
80
60
40
20
-
$108
$50
$92
$57
$54
$45
$62
$47
$47
$43
$48
$48
Alberta System Market Price (Cdn$/MWh)
Mid-Columbia Price (US$/MWh)
Ontario Market Price (Cdn$/MWh)
Q2 2008
Q2 2007
YTD 2008
YTD 2007

6   TRANSALTA CORPORATION / Q2 2008

1 For a 7,000 Btu/KWh heat rate plant.

For the second quarter, spot prices in Alberta, the Pacific Northwest and Ontario increased compared to the same period in 2007. Spark spreads increased in Alberta but decreased in the Pacific Northwest and Ontario for the three months ended June 30, 2008 compared to the same period in 2007.  Electricity prices and spark spreads were higher in Alberta largely due to coal outages from planned and unplanned outages, from derates caused by transmission system upgrades, and from higher natural gas prices.  In the Pacific Northwest, prices were higher due to higher natural gas prices but as a result of strong hydro generation, particularly in May and June, spark spreads were lower compared to the same period in 2007.  In Ontario, spot prices were higher, however, spark spreads were lower compared to the same period in 2007, primarily due to lower demand, strong hydro generation, and export restrictions due to transmission limitations.

  TRANSALTA CORPORATION / Q2 2008 7

DISCUSSION OF SEGMENTED RESULTS

GENERATION:  Owns and operates hydro, wind, geothermal, gas- and coal-fired plants and related mining operations in Canada, the U.S., and Australia.  Generation's revenues are derived from the availability and production of electricity and steam as well as ancillary services such as system support (see the detailed discussion of the four revenue streams in our annual report for the year ended Dec. 31, 2007).  At June 30, 2008, Generation had 8,384 MW of gross generating capacity1 in operation (7,977 MW net ownership interest) and 506 MW net under construction.  For a full listing of all of our generating assets and the regions in which they operate, refer to page 26 of our 2007 annual report.

The results of the Generation segment are as follows:

		2008		2007
3 months ended June 30	Total	Per installed MWh[1]	Total	Per installed MWh[1]
Revenues	$ 663	$ 36.21	$ 596	$ 32.51
Fuel and purchased power	(332)	(18.13)	(256)	(13.96)
Gross margin	331	18.08	340	18.55
Operations, maintenance and administration	139	7.59	130	7.09
Depreciation and amortization	96	5.24	96	5.24
Taxes, other than income taxes	5	0.27	5	0.27
Intersegment cost allocation	8	0.44	7	0.38
Operating expenses	248	13.54	238	12.98
Operating income	$ 83	$ 4.54	$ 102	$ 5.57
Installed capacity (GWh)	18,311		18,332
Production (GWh)	10,652		11,497
Availability (%)	79.3		83.6

2

		2008		2007
6 months ended June 30	Total	Per installed MWh[1]	Total	Per installed MWh[1]
Revenues	$ 1,451	$ 39.51	$ 1,254	$ 34.21
Fuel and purchased power	(702)	(19.11)	(547)	(14.92)
Gross margin	749	20.40	707	19.29
Operations, maintenance and administration	239	6.51	233	6.36
Depreciation and amortization	196	5.34	192	5.24
Taxes, other than income taxes	10	0.27	11	0.30
Intersegment cost allocation	15	0.41	14	0.38
Operating expenses	460	12.53	450	12.28
Operating income	$ 289	$ 7.87	$ 257	$ 7.01
Installed capacity (GWh)	36,729		36,654
Production (GWh)	23,878		24,194
Availability (%)	85.5		85.9

1 We measure capacity as net maximum capacity (see glossary for definition of this and other key items) which is consistent with industry standards.  Capacity figures represent capacity owned and in operation unless otherwise stated.

8   TRANSALTA CORPORATION / Q2 2008

Production and gross margins

Generation’s production volumes, electricity and steam production revenues and fuel and purchased power costs based on geographical regions are presented below:

3 months ended June 30, 2008	Production (GWh)	Installed (GWh)	Revenue	Fuel & Purchased Power	Gross Margin	Revenue per installed MWh[1]	Fuel & Purchased Power per installed MWh[1]	Gross Margin per installed MWh[1]
Western Canada	7,925	11,406	$ 335	$ 138	$ 197	$ 29.37	$ 12.10	$ 17.27
Eastern Canada	726	1,789	131	98	33	73.23	54.78	18.45
International	2,001	5,116	197	96	101	38.51	18.76	19.75
	10,652	18,311	$ 663	$ 332	$ 331	$ 36.21	$ 18.13	$ 18.08
3 months ended June 30, 2007	Production (GWh)	Installed (GWh)	Revenue	Fuel & Purchased Power	Gross Margin	Revenue per installed MWh[1]	Fuel & Purchased Power per installed MWh[1]	Gross Margin per installed MWh[1]
Western Canada	8,012	11,320	$ 306	$ 99	$ 207	$ 27.03	$ 8.75	$ 18.28
Eastern Canada	824	1,793	106	74	32	59.12	41.27	17.85
International	2,661	5,219	184	83	101	35.26	15.90	19.36
	11,497	18,332	$ 596	$ 256	$ 340	$ 32.51	$ 13.96	$ 18.55

6 months ended June 30, 2008	Production (GWh)	Installed (GWh)	Revenue	Fuel & Purchased Power	Gross Margin	Revenue per installed MWh[1]	Fuel & Purchased Power per installed MWh[1]	Gross Margin per installed MWh[1]
Western Canada	16,683	22,816	$ 695	$ 259	$ 436	$ 30.46	$ 11.35	$ 19.11
Eastern Canada	1,615	3,578	264	189	75	73.78	52.82	20.96
International	5,580	10,335	492	254	238	47.61	24.58	23.03
	23,878	36,729	$ 1,451	$ 702	$ 749	$ 39.51	$ 19.11	$ 20.40

_______________________________________

1  We measure capacity as net maximum capacity (see glossary for definition of this and other key items) which is consistent with industry standards.  Capacity figures represent capacity owned and in operation unless otherwise stated.

  TRANSALTA CORPORATION / Q2 2008 9

[1]6 months ended June 30, 2007	Production (GWh)	Installed (GWh)	Revenue	Fuel & Purchased Power	Gross Margin	Revenue per installed MWh[1]	Fuel & Purchased Power per installed MWh[1]	Gross Margin per installed MWh[1]
Western Canada	16,829	22,629	$ 654	$ 217	$ 437	$ 28.90	$ 9.59	$ 19.31
Eastern Canada	1,809	3,587	234	159	75	65.24	44.33	20.91
International	5,556	10,438	366	171	195	35.06	16.38	18.68
	24,194	36,654	$ 1,254	$ 547	$ 707	$ 34.21	$ 14.92	$ 19.29

Western Canada

Our Western Canada assets consist of coal, natural gas-fired, and hydro facilities and wind farms.  Refer to page 39 of our 2007 annual report for further details on our Western operations.

The change in production for the three and six months ended June 30, 2008 is reconciled below:

	3 months ended June 30	6 months ended June 30
Production, 2007	8,012	16,829
Lower planned outages at Alberta Thermal	151	242
Increased merchant production primarily resulting from the uprate at our Sundance facility	117	291
Higher unplanned outages at Alberta Thermal	(320)	(490)
Higher planned outages at Genesee 3	(144)	(144)
Higher / (lower) customer demand	60	(36)
Other	49	(9)
Production, 2008	7,925	16,683

1 We measure capacity as net maximum capacity (see glossary for definition of this and other key items) which is consistent with industry standards.  Capacity figures represent capacity owned and in operation unless otherwise stated.

10   TRANSALTA CORPORATION / Q2 2008

The change in gross margin for the three and six months ended June 30, 2008 is reconciled below:

	3 months ended June 30	6 months ended June 30
Gross margin, 2007	207	437
Favourable pricing	21	27
Lower planned outages at Alberta Thermal	5	8
Higher unplanned outages at Alberta Thermal	(15)	(27)
Increased merchant production primarily resulting from the uprate at our Sundance facility	6	16
Mark-to-market movements	-	(4)
Higher planned outages at Genesee 3	(6)	(6)
Higher coal costs	(5)	(5)
Favourable commercial settlements in 2007	(12)	(12)
Other	(4)	2
Gross margin, 2008	197	436

Eastern Canada

Our Eastern Canada assets consist of natural gas-fired facilities and a wind farm under development.  Refer to page 39 of our 2007 annual report for further details on our Eastern operations.

Production for the three and six months ended June 30, 2008 decreased 98 gigawatt hours (“GWh”) and 194 GWh, respectively, primarily due to lower market heat rates at Sarnia.

For the three and six months ended June 30, 2008, gross margins were comparable to the same periods in 2007.

International

Our International assets consist of natural gas, coal, hydro, and geothermal assets in various locations in the United States and natural gas assets in Australia.  Refer to page 39 of our 2007 annual report for further details on our International operations.

For the three months ended June 30, 2008, production decreased 660 GWh due to Centralia equipment modifications (794 GWh) and economic dispatching (386 GWh) at Centralia Thermal, partially offset by lower unplanned outages at Centralia Thermal (545 GWh).  For the six months ended June 30, 2008 production increased slightly compared to the same period in 2007, due to lower derates at Centralia Thermal resulting from test burns of Powder River Basin (“PRB”) coal in 2007, partially offset by higher planned outages and lower production in 2008 at Centralia Thermal.

  TRANSALTA CORPORATION / Q2 2008 11

The change in gross margin for the three and six months ended June 30, 2008 is reconciled below:

	3 months ended June 30	6 months ended June 30
Gross margin, 2007	101	195
Decreased production at Centralia Thermal	(27)	(1)
Favourable pricing	30	44
Mark-to-market movements	9	27
Unfavorable foreign exchange	(7)	(28)
Other	(5)	1
Gross margin, 2008	101	238

Operations, maintenance and administration expense

For the three months ended June 30, 2008, OM&A expense increased compared to the same periods in 2007 primarily due to an increase in planned outages at Genesee 3 and Centralia Thermal.  OM&A remained comparable for the six months ended June 30, 2008 with the same period in 2007, as inflation has been offset through productivity initiatives.

Depreciation expense

Depreciation expense remained comparable for the three months ended June 30, 2008 compared to 2007.  For the six months ended June 30, 2008, depreciation expense increased due to the early retirement of certain components as a result of equipment modifications made at Centralia Thermal.

COMMERCIAL OPERATIONS & DEVELOPMENT (“COD”): derives revenue and earnings from the wholesale trading of electricity and other energy-related commodities and derivatives.  Achieving gross margins while remaining within value at risk (“VAR”) limits is a key measure of COD’s trading activities.

COD is responsible for the management of commercial activities for our current generating assets.  COD also manages available generating capacity as well as the fuel and transmission needs of the Generation business by utilizing contracts of various durations for the forward sales of electricity and for the purchase of natural gas, coal, and transmission capacity.  Further, COD is responsible for developing or acquiring new cogeneration, wind, geothermal, and hydro generating assets and recommending portfolio optimization opportunities.  The results of all of these activities are included in the Generation segment.

For a more in-depth discussion of the accounting treatment of our Energy Trading activities, refer to page 40 of our 2007 annual report.

The results of the COD segment are as follows:

	3 months ended June 30		6 months ended June 30
	2008	2007	2008	2007
Gross margin	$ 45	$ 16	$ 60	$ 27
Operations, maintenance and administration	10	8	20	17
Depreciation and amortization	1	1	1	1
Intersegment cost allocation	(8)	(7)	(15)	(14)
Operating expenses	3	2	6	4
Operating income	$ 42	$ 14	$ 54	$ 23

12   TRANSALTA CORPORATION / Q2 2008

For the three and six months ended June 30, 2008, gross margins increased relative to the same period in 2007 due to increased trading volumes and from the successful execution of trading strategies involving regional power demand and price differentials.

OM&A costs for the three and six months ended June 30, 2008 increased due to increased staffing to support business activities.

The inter-segment cost allocations are comparable with the prior periods.

NET INTEREST EXPENSE

	3 months ended June 30		6 months ended June 30
	2008	2007	2008	2007
Interest on long-term debt	$ 36	$ 37	$ 68	$ 76
Interest on short-term debt	6	6	16	13
Interest income	(4)	(6)	(9)	(14)
Capitalized interest	(3)	-	(7)	(1)
Net interest expense	$ 35	$ 37	$ 68	$ 74

For the three and six months ended June 30, 2008, net interest expense decreased compared to the same periods in 2007, as shown below:

	3 months ended June 30	6 months ended June 30
Net interest expense, 2007	37	74
Lower long-term debt levels	(4)
Higher short-term debt balances	-	3
Lower interest income from cash deposits	2	5
Higher capitalized interest	(3)	(6)
Change in foreign exchange rates	(1)	(4)
Net interest expense, 2008	35	68

NON-CONTROLLING INTERESTS

The earnings attributable to non-controlling interests in the three and six months ended June 30, 2008 were comparable to the same periods in 2007.

EQUITY LOSS

As required under Accounting Guideline 15, Consolidation of Variable Interest Entities, of the Canadian Institute of Chartered Accountants (“CICA”), our Mexican operations are accounted for as equity subsidiaries.  On Feb. 20, 2008, we entered into an agreement to sell our Mexican operations to InterGen.  The transaction is subject to regulatory approvals in Mexico and transaction closing conditions, and is expected to close before the end of the third quarter of 2008.  The table below summarizes key information from these operations.

	3 months ended June 30		6 months ended June 30
	2008	2007	2008	2007
Availability (%)	98.9	94.8	98.6	95.8
Production (GWh)	925	861	1,785	1,440
Equity loss	$ -	$ (2)	$ (97)	$ (11)
Operating cash flow	$ 4	$ (4)	$ 3	$ 14
Interest expense	$ 4	$ 6	$ 9	$ 16

  TRANSALTA CORPORATION / Q2 2008 13

	June 30, 2008	Dec. 31, 2007
Total assets	$ 456	$ 451
Total liabilities	$ 374	$ 369

For the three months ended June 30, 2008 availability increased due to lower unplanned outages at Campeche.  For the six months ended June 30, 2008, availability increased due to lower planned and unplanned outages at Chihuahua and lower unplanned outages at Campeche.

For the three and six months ended June 30, 2008 production increased due to lower unplanned outages at Campeche and lower planned outages at Chihuahua combined with increased customer demand at both facilities.

For the three months ended June 30, 2008, equity loss was nil.  For the six months ended June 30, 2008, equity loss increased due to the writedown on the anticipated sale of our Mexican investment.

INCOME TAXES

	3 months ended June 30		6 months ended June 30, 2008
	2008	2007	2008	2007
Earnings before income taxes	$ 51	$ 63	$ 98	$ 139
Equity loss	-	(2)	(97)	(11)
Earnings before income taxes and excluding equity loss	$ 51	$ 65	$ 195	$ 150
Income tax prior to adjustment for rate change	4	14	18	34
Change in tax rate related to prior periods	-	(8)	-	(8)
Income tax expense per financial statements	4	6	18	26
Income tax impact of writedown of equity investment	-	-	28	-
Income tax expense prior to writedown of equity investment	4	6	46	26
Net income prior to writedown of equity investment	$ 47	$ 60	$ 177	$ 125
Effective tax rate (%)[1]	8	8	24	17

1

Tax expense decreased for the three months ended June 30, 2008 due to a decrease in pre-tax earnings.

The underlying tax expense increased for the six months ended June 30, 2008 compared to the same period in 2007 due to an increase in pre-tax earnings.  The tax recovery on the writedown of our Mexican investment more than offset this increase in pre-tax earnings.

1 To present comparable reconciliations, prior years’ effective tax rate analysis were reclassified and calculated on earnings before income tax and excluding equity loss.

14   TRANSALTA CORPORATION / Q2 2008

FINANCIAL POSITION

The following chart outlines significant changes in the consolidated balance sheet from Dec. 31, 2007 to June 30, 2008:

	Increase/
	(Decrease)	Explanation of change
Prepaid expenses	12	Timing of insurance premiums and other prepaids
Income taxes receivable	14	Current tax provision
Inventory	38	Higher inventory balances as a result of lower production
Restricted cash	(240)	Return of funds and decrease in exchange rates
Investments	146	Loan to equity investment of $245 million partially offset by net loss and writedown of investments
Property, plant, and equipment, net	289	Capital additions partially offset by the strengthening of the Canadian dollar compared to the U.S. dollar and depreciation expense
Assets held for sale, net	(29)	Assets previously held for sale have been reclassified to property, plant, and equipment
Intangible assets	(12)	Amortization expense and the strengthening of the Canadian dollar
Short-term debt	(201)	Net decrease in short-term debt
Accounts payable and accrued liabilities	66	Timing of operational payments
Recourse long-term debt (including current portion)	400	Issuance of long-term debt of U.S.$500 million partially offset by debt repayments
Risk management liabilities (current and long-term)	679	Price movements
Net future income tax liabilities (including current portions)	(219)	Tax effect on the increase in net risk management liabilities
Shareholders’ equity	(512)	Shares redeemed under the NCIB, dividends declared, and movements in AOCI partially offset by net earnings

FINANCIAL INSTRUMENTS

Refer to Note 7 on page 85 of the 2007 annual report and the second quarter notes to the financial statements for details on Financial Instruments.  During the current quarter the change in net liability position of financial instruments is a result of changes in future prices on contracts in our Generation segment.  Refer to the ‘Risk Management’ section in the MD&A in the annual report outlining our risks and how we manage them.  Our risk management profile and practices have not changed materiality from Dec. 31, 2007.

  TRANSALTA CORPORATION / Q2 2008 15

STATEMENTS OF CASH FLOWS

3 months ended June 30	2008	2007	Explanation of change
Cash and cash equivalents, beginning of period	$ 58	$ 79
Provided by (used in):
Operating activities	171	168	In 2008, cash inflows resulted from cash earnings of $171 million.
			In 2007, cash inflows resulted from cash earnings of $172 million partially offset by cash used in working capital of $4 million.

Investing activities	(221)	(99)

In 2008 cash outflows were primarily due to additions to property, plant and equipment of $239 million and the loan to equity investment of $245 million partially offset by return of restricted cash of $242 million.

In 2007, cash outflows were primarily due to additions of property, plant and equipment of $140 million partially offset by proceeds on sale of assets of $23 million and by return of restricted cash of $28 million.

Financing activities	42	(101)

In 2008, cash inflows were due to the issuance of long-term debt of $502 million, partially offset by the reduction of short-term debt of $137 million, repayment of long-term debt of $126 million, funds paid to repurchase common shares under NCIB of $119 million, and dividends paid on common shares of $54 million.

In 2007, cash outflows were due to dividends on common shares of $51 million, repayment of long-term debt of $11 million, reduction of short-term debt of $25 million, and distributions to non-controlling interests of $20 million.

Translation of foreign currency cash	-	6
Cash and cash equivalents, end of period	$ 50	$ 53

16   TRANSALTA CORPORATION / Q2 2008

6 months ended June 30	2008	2007	Explanation of change
Cash and cash equivalents, beginning of year	$ 51	$ 66
Provided by (used in):
Operating activities	408	499	In 2008, cash inflows were due to cash earnings of $404 million.
			In 2007, cash inflows were due to cash earnings of $370 million and favourable change in working capital of $129 million due to collection of 2006 revenues in 2007.

Investing activities	(334)	(154)

In 2008, cash outflows were primarily due to additions of property, plant and equipment of $389 million and the loan to equity investment of $245 million, partially offset by return of restricted cash of $245 million and proceeds on sale of assets of $21 million.

In 2007, cash outflows were primarily due to additions of property, plant, and equipment of $194 million, partially offset by proceeds on sale of property, plant and equipment of $23 milion and reduction in restricted cash of $37 million.

Financing activities	(78)	(364)

In 2008, cash outflows were due to a reduction in short-term debt of $201 million, repayment of long-term debt of $130 million, funds to repurchase common shares under the NCIB of $126 million, and dividends paid on common shares of $105 million, partially offset by $502 million on the issuance of long-term debt.

In 2007, cash outflows were due to dividends on common shares of $105 million, redemption of preferred securities of $175 million, reduction of long-term debt of $23 million, reduction of short-term debt of $32 million, and distributions paid to non-controlling interests of $41 million.

Translation of foreign currency cash	3	6
Cash and cash equivalents, end of period	$ 50	$ 53

LIQUIDITY AND CAPITAL RESOURCES

Details on our liquidity needs and capital resources can be found on page 50 of our 2007 annual report.

We have a total of $2.2 billion of committed and uncommitted credit facilities of which $0.9 billion is not drawn and is available as of June 30, 2008, subject to customary borrowing conditions.  At June 30, 2008, credit utilized under these facilities is $1.2 billion which is comprised of short-term debt of $450 million less cash on hand of $50 million, and of letters of credit of $828 million.

Our ability to generate adequate cash flow from operations in the short-term and the long-term to maintain financial capacity and flexibility and to provide for planned growth remains substantially unchanged since Dec. 31, 2007.  In the first quarter of 2008 we received $116 million worth of PPA revenue from 2007 due to timing of contractually scheduled payments.  Consequently, the effect of the timing of these payments is that we will receive 13 months of revenue in 2008.

On July 30, 2008, we had approximately 198 million common shares outstanding.

  TRANSALTA CORPORATION / Q2 2008 17

At June 30, 2008, we had 1.8 million outstanding employee stock options with a weighted average exercise price of $25.90.  For the three months ended June 30, 2008, 0.1 million options with a weighted average exercise price of $20.33 were exercised resulting in 0.1 million shares issued.

On Feb. 1, 2008, 1 million stock options were granted at an exercise price of $31.97 on the TSX for Canadian employees and U.S.$31.83 on the New York Stock Exchange (“NYSE”) for U.S. employees.  These options will vest in equal installments over four years starting Feb. 1, 2009 and expire after 10 years.

Guarantee contracts

We have obligations to issue letters of credit to secure potential liabilities to certain parties including those related to potential environmental obligations, trading activities, hedging activities, and purchase obligations.  At June 30, 2008, we had issued letters of credit totaling $828 million compared to $550 million at Dec. 31, 2007.  This increase in letters of credit is due primarily to higher forward electricity prices in the Pacific Northwest.  These letters of credit secure certain amounts included in our balance sheet under “Risk Management Liabilities” and “Asset Retirement Obligations”.

CLIMATE CHANGE AND THE ENVIRONMENT

In the second quarter of 2008, there have been no significant changes in environmental legislation in Canada affecting our operations.  The Canadian Federal Government continues to develop its GHG regulations under the Canadian Environmental Protection Act, with a stated objective of announcing draft regulations in the fall of 2008.  Industry has been engaged in consultations with the government on the details of the regulatory design.  These regulations would come into effect in 2010.

The Alberta climate change program under the Specified Gas Emitters Act remains in place, requiring a 12 per cent emissions intensity reduction from a 2003 - 2005 average baseline.  We have measures in place to meet the anticipated reduction targets for 2008 and 2009, and continue to examine compliance options, including additions to our offsets portfolio to hedge our compliance risk beyond that period.

Discussions are occurring between the Alberta and the Federal Governments regarding harmonization of climate change regulations between the two jurisdictions.

On July 8, 2008, the Alberta Government announced a major $2 billion initiative to support the early deployment of carbon capture and storage projects in the province.  The allocation of these resources is expected to be made in the late fall this year.  We plan to submit our previously announced chilled ammonia CCS pilot project to be developed in partnership with Alstom Canada for consideration.

We are continuing with detailed technology testing and engineering design in preparation for installing mercury control equipment at our Alberta Thermal operations by 2010 in order to meet the province’s 70 per cent reduction objectives. We are on track to meet that deadline.

In the United States, Washington State is developing the conceptual design for a cap and trade mechanism to manage greenhouse gases. The preliminary design is to be drafted by December 2008.  In parallel, Washington State is engaged with other western states in the Western Climate Initiative to examine a regional cap and trade system for carbon.  At this point there are no indications as to how these initiatives will impact our fossil-fired assets in Washington.

18   TRANSALTA CORPORATION / Q2 2008

OUTLOOK

Business Environment

Power Prices

For the remainder of 2008, power prices are expected to remain strong due primarily to high natural gas prices in all regions.  In the Pacific Northwest, hydro generation is expected to decrease as the seasonal runoff abates.  Prices in Alberta are expected to be influenced primarily by unit availability and weather in addition to natural gas prices.

We closely monitor the risks associated with these commodity price changes on our future operations and, where we consider it appropriate, use various physical and financial instruments to hedge our assets and operations from such price risk.  Refer to pages 55 through 62 of our annual report for a further discussion of our key risks and our risk management activities and strategies.

Environmental Legislation

In the balance of 2008, we anticipate additional regulatory clarity on future GHG requirements. While the Alberta regulations are clear until the end of 2009, it is uncertain how the proposed federal regulations will affect Alberta firms from 2010 onward.  The development of the federal regulations scheduled for the fall of 2008 will prompt discussions between the Federal Government and the provinces about whose rules are to be applied and who will administer them.  Similarly in Washington State, we expect to see the State’s proposals by December this year as to the market-based mechanism design for regulating GHG in Washington State and possibly surrounding states in the region.

Additionally, this year we expect to see the development on Canadian federal plans for air pollutant reductions, initially at the framework level of targets and compliance mechanisms.  We intend to be an active participant in consultations leading up to the release of those targets.

Operations

Production, Availability, and Capacity

Generating capacity is expected to increase due to the completion of Kent Hills late in 2008.  Production and availability are expected to increase in the third and fourth quarters compared to the second quarter, as a result of lower planned maintenance and lower unplanned outages.

Fuel Costs

Mining coal in Alberta is subject to cost increases due to increased overburden removal, inflation, and increases in diesel and commodity prices.  Seasonal variations in coal mining at our Alberta mines are minimized through the application of standard costing which was adjusted by $5 million in the second quarter as a result of higher diesel prices.  This increase in diesel prices is also anticipated to increase coal costs for the entire year by up to $15 million. We anticipate recovering this increase in the cost of diesel through the indices incorporated in the Alberta PPAs and recording a corresponding increase in 2009 PPA revenues.  However, as these indices are adjusted during a three month period, the increase in PPA revenues in 2009 may or may not be directly linked to the increase of costs for the entire period of 2008.

Fuel at Centralia Thermal is purchased from external suppliers.  These contract prices are expected to increase slightly in 2008 from those seen in the first and second quarters due to contract and commodity escalations.

  TRANSALTA CORPORATION / Q2 2008 19

Our gas-fired facilities have minimal exposure to market fluctuations in energy commodity prices.  Exposure to gas costs for facilities under long-term sales contracts are minimized to the extent possible through long-term gas purchase contracts.  Merchant gas facilities are exposed to the changes in spark spreads, as discussed in the Power Prices section.  We have not entered into fixed commodity agreements for gas for these merchant plants to date as gas will be purchased coincident with spot pricing.

Operations, Maintenance, and Administration Costs

OM&A costs per megawatt hour (“MWh”) of installed capacity fluctuate by quarter and are dependent on the timing and nature of maintenance activities.  OM&A costs per MWh are expected to be slightly higher in the third quarter primarily due to higher planned maintenance at Alberta Thermal, partially offset by lower planned maintenance across the remainder of the fleet. OM&A costs per MWh of installed capacity are expected to decrease in the fourth quarter mainly due to lower planned maintenance activities.

Energy Trading

Earnings from our COD segment are affected by prices in the market, the positions taken, and duration of those positions.  We continuously monitor both the market and our exposure to maximize earnings while still maintaining an acceptable risk profile.  Our current forecast, for 2008, is for proprietary trading to contribute between $60 million and $80 million in annual gross margin.

Exposure to Fluctuations in Foreign Currencies

Our strategy is to minimize the impact of fluctuations in the Canadian dollar against the U.S. dollar by offsetting foreign denominated assets with foreign denominated liabilities and foreign exchange contracts.  We also have foreign currency expenses, including interest charges, which offset foreign currency revenues.

Net Interest Expense

Net interest expense for 2008 is expected to be higher mainly due to higher debt balances and lower interest income.  However, changes in interest rates and in the value of the Canadian dollar to the U.S. dollar could affect the amount of net interest expense incurred.

Liquidity and Capital Resources

With the anticipated increased volatility in power and gas markets, market trading opportunities may increase, which can cause the need for additional liquidity.  To mitigate this liquidity risk, we maintain and monitor $2.2 billion in committed and uncommitted credit facilities and monitor exposures to determine any expected liquidity requirements.

In the third quarter of 2008 we will receive three payments under the PPAs compared to two payments received during the same period in 2007.

Normal Course Issuer Bid

The NCIB program was renewed on May 6, 2008 and will continue until May 5, 2009.  Purchases will be made on the open market through the TSX at the market price of such shares at the time of acquisition.

20   TRANSALTA CORPORATION / Q2 2008

Projects and Growth

Our capital expenditures and major projects are comprised of spending on sustaining our current operations and for growth activities.

Five significant growth capital projects are currently in progress: Keephills 3, Kent Hills, Blue Trail, Sundance Unit 5 uprate, and Summerview.

A summary of each of these projects is outlined below:

Project	Total Spend (millions)	Expected 2008 spend (millions)	Expected Completion Date	Details
Keephills 3	$815	$320 - 330	Q1 2011	A 450 MW (225 MW net of ownership) coal-fired supercritical plant and associated mine capital in a partnership with EPCOR
Kent Hills	$170	$135 - 145	Q4 2008	96 MW wind farm in New Brunswick to operate under a power purchase agreement with New Brunswick Power Distribution and Customer Service Corporation
Blue Trail	$115	$20 - 25	Q4 2009	A 66 MW merchant wind farm in southern Alberta
Sundance Unit 5 uprate	$75	$15 - 20	Q4 2009	A 53 MW efficiency uprate at our Sundance facility
Summerview	$123	$20 - 30	Q1 2010	A 66 MW expansion of our Summerview wind farm in southern Alberta
Total growth	$1,298	$510 - 550

Sustaining Expenditures

Sustaining expenditures include planned maintenance, regular expenditures on plant equipment, systems and related infrastructures, as well as investments in our mines.  For 2008, our estimate for total sustaining capital expenditures, excluding our Mexico operations, is between $425 million and $460 million, allocated among:

•

$145 - $155 million for routine capital,

•

$100 - $110 million for mining equipment,

•

$70 - $75 million for Centralia modifications, and

•

$110 - $120 million on planned maintenance, with approximately 2,400 – 2,525 GWh lost.

Financing

Financing for these expenditures is expected to be provided by cash flow from operating activities and from existing borrowing capacity.

RELATED PARTY TRANSACTIONS

On Dec.16, 2006, TAU, a wholly-owned subsidiary of TransAlta, entered into an agreement with the partners of the Keephills 3 joint venture project to supply coal for the coal-fired plant.  The joint venture project is held in a partnership with a wholly-owned

  TRANSALTA CORPORATION / Q2 2008 21

subsidiary of TransAlta, TransAlta Energy Corporation (“TEC”) and EPCOR.  TAU will supply coal until the earlier of the Keephills 3 facility permanently ceasing operations or the termination of the agreement by TAU and the partners of the joint venture.  As at June 30, 2008, TAU had received $22 million from Keephills 3 Limited Partnership, a wholly-owned subsidiary, as a pre-payment of coal to be delivered under the contract.  Commercial operation of the Keephills plant is scheduled to commence in the first quarter of 2011.

In August 2006, we entered into an agreement with CE Generation, LLC (“CE Gen”), a Corporation jointly controlled by us and MidAmerican Energy Holdings Company (“MidAmerican”), a subsidiary of Berkshire Hathaway, whereby we buy available power from certain CE Gen subsidiaries at a fixed price.  In addition, CE Gen has entered into contracts with related parties to provide administrative and maintenance services.

For the period November 2002 to November 2012, one of our subsidiaries, TransAlta Cogeneration, L.P. (“TA Cogen”) entered into various transportation swap transactions with TEC.  TEC operates and maintains TA Cogen's three combined-cycle power plants in Ontario and a plant in Fort Saskatchewan, Alberta.  TEC also provides management services to the Sheerness thermal plant, which is operated by Canadian Utilities Limited.  The business purpose of these transportation swaps is to provide TA Cogen with the delivery of fixed price gas without being exposed to escalating costs of pipeline transportation for three of its plants over the period of the swap.  The notional gas volume in the transaction was the total delivered fuel for each of the facilities.  Exchange amounts are based on the market value of the contract.  We entered into an offsetting contract with an external third party, therefore we have no risk other than counterparty risk.

CURRENT ACCOUNTING CHANGES

Financial Instruments – Disclosures and Presentation

On Dec. 1, 2006, the CICA issued two new accounting standards: Handbook Section 3862, Financial Instruments – Disclosures and Handbook Section 3863, Financial Instruments – Presentation. These new standards were effective on Jan. 1, 2008.

The new CICA Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments — Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged presentation requirements.  These new sections place increased emphasis on disclosures made about the nature and extent of risks arising from financial instruments and how the entity manages those risks.  Refer to the notes to the financial statements.

FUTURE ACCOUNTING CHANGES

International Financial Reporting Standards (“IFRS”)

In 2005, the Accounting Standards Board (“AcSB”) announced that accounting standards in Canada are to converge with IFRS.  On Feb. 13, 2008, the AcSB confirmed that the use of IFRS will be required by Jan. 1, 2011 with appropriate comparative data from the prior year. Under IFRS, there is significantly more disclosure required, specifically for quarterly reporting.  Further, while IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policy that must be addressed.

On Dec. 31, 2007, the United States Securities and Exchange Commission approved rule amendments that will allow foreign private issuers to issue financial statements without reconciliation to U.S. GAAP, if they are prepared using the English language version of IFRS as issued by the International Accounting Standards Board.

We have developed a plan to transition to IFRS by January 2011.  An initial investigation has been conducted to assess the implementation impacts including changes to accounting policies and processes, information systems, and business management.

22   TRANSALTA CORPORATION / Q2 2008

A team has been established to further analyze the key areas identified in the plan and is working in conjunction with Information Technology and Internal Control resources to determine process and system changes along with appropriate financial reporting controls.

The full impact of adopting IFRS on our future financial position and future results cannot be reasonably determined at this time.  We are carefully evaluating the transitional options available under IFRS at the adoption date as well as the most appropriate long-term accounting policies.

Our preliminary view is that there are many similarities between Canadian GAAP and IFRS and that the major differences for us will likely arise in respect of property, plant, and equipment and the impairment of long-lived assets with potential impacts from expected revisions to existing IFRS standards in accounting for joint ventures and post-retirement benefits.

A steering committee has been established to monitor the progress and critical decisions in the transition to IFRS.  This committee includes representatives from Finance, Information Technology, Treasury, Investor Relations, Human Resources and Operations.  Quarterly updates are provided to the Audit and Risk Committee.

NON-GAAP MEASURES

We evaluate our performance and the performance of our business segments using a variety of measures.  Those discussed below are not defined under GAAP and therefore should not be considered in isolation or as an alternative to or more meaningful than, net income or cash flow from operating activities as determined in accordance with GAAP as an indicator of our financial performance or liquidity.  These measures are not necessarily comparable to a similarly titled measure of another company.

Each business unit assumes responsibility for its operating results measured to gross margin and operating income.  Operating income and gross margin provides management and investors with a measurement of operating performance which is readily comparable from period to period.

Gross margin and operating income are reconciled to net earnings below:

	3 months ended June 30		6 months ended June 30
	2008	2007	2008	2007
Gross margin	$ 376	$ 356	$ 809	$ 734
Operating expenses	(283)	(265)	(527)	(505)
Operating income	93	91	282	229
Foreign exchange gain (loss)	-	5	(1)	5
Gain on sale of equipment	-	12	5	12
Net interest expense	(35)	(37)	(68)	(74)
Equity loss	-	(2)	(97)	(11)
Earnings before non-controlling interests and income taxes	58	69	121	161
Non-controlling interests	7	6	23	22
Earnings before income taxes	51	63	98	139
Income tax expense	4	6	18	26
Net earnings	$ 47	$ 57	$ 80	$ 113

Presenting earnings on a comparable basis from period to period provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods’ results.

  TRANSALTA CORPORATION / Q2 2008 23

In calculating comparable earnings for 2008, we have excluded the writedown of our Mexican investment as the sale of such operations is a one time adjustment.

The change in life of certain component parts at Centralia Thermal was excluded as it is related to the cessation of mining activities at the Centralia coal mine and conversion to consuming solely third party supplied coal.  Additionally, we excluded the gains recorded on the sale of assets in 2007 and 2008 at the previously operated Centralia coal mine as we do not normally dispose of large quantities of fixed assets.  We excluded the impact of the tax rate changes as they do not related to current period earnings.

	3 months ended June 30		6 months ended June 30
	2008	2007	2008	2007
Earnings on a comparable basis	$ 49	$ 42	$ 148	$ 98
Sale of assets at Centralia, net of tax	-	8	4	8
Change in life of Centralia parts, net of tax	(2)	-	(7)	-
Recovery from resolution of uncertain tax positions	-	-	-	-
Investments writedown, net of tax	-	-	(65)	-
Tax rate change	-	7	-	7
Net earnings	$ 47	$ 57	$ 80	$ 113

Weighted average common shares outstanding in the period	199	203	200	203
Earnings on a comparable basis per share	$ 0.25	$ 0.20	$ 0.74	$ 0.48

Free cash flow is intended to demonstrate the amount of cash we have available to invest in capital growth initiatives, repay recourse debt or repurchase common shares.

Sustaining capital expenditures for the three months ended June 30, 2008, represents total capital expenditures per the statement of cash flow less $125 million we have invested in growth projects.  For the same period in 2007, we invested $60 million in growth projects.  For the six months ended June 30, 2008 and 2007, we invested $192 and $73 million, respectively, in growth projects.

The reconciliation between cash flow from operating activities and free cash flow is calculated below:

	3 months ended June 30		6 months ended June 30
	2008	2007	2008	2007
Cash flow from operating activities	$ 171	$ 168	$ 408	$ 499
Add (Deduct):
Sustaining capital expenditures	(114)	(80)	(197)	(121)
Dividends on common shares	(54)	(51)	(105)	(105)
Distribution to subsidiaries' non-controlling interest	(27)	(20)	(44)	(41)
Non-recourse debt repayments	(2)	(37)	(2)	(46)
Timing of contractualy scheduled payments	-	-	(116)	(185)
Centralia closure costs	-	1	-	24
Cash flows from equity investments	4	10	3	8
Free cash flow	$ (22)	$ (9)	$ (53)	$ 33

Cash flows from equity investments represent operational cash flow from our equity subsidiaries less sustaining and growth capital expenditures for such subsidiaries.

24   TRANSALTA CORPORATION / Q2 2008

SELECTED QUARTERLY INFORMATION
(in millions of Canadian dollars except per share amounts)

	Q3 2007	Q4 2007	Q1 2008	Q2 2008

Revenue	$ 712	$ 783	$ 803	$ 708
Net earnings	66	129	33	47
Basic earnings per common share	0.33	0.64	0.17	0.24
Diluted earnings per common share	0.33	0.64	0.17	0.24

	Q3 2006	Q4 2006	Q1 2007	Q2 2007
			(restated)
Revenue	$ 656	$ 752	$ 669	$ 612
Net earnings (loss)	35	(146)	56	57
Basic earnings (loss) per common share	0.18	(0.72)	0.28	0.28
Diluted earnings (loss) per common share	0.18	(0.72)	0.28	0.28

ADJUSTMENT TO REPORTED FIRST QUARTER RESULTS FOR 2007

The net earnings for the three months ended March 31, 2007 were adjusted to reflect the correction of an error in the previously issued financial statements.  Following the release of first quarter earnings, management detected a discrepancy in the amount of unrealized gain recorded on certain contracts that no longer qualified for hedge accounting.  The discrepancy arose after implementing an upgrade to our trading system which resulted in some of the contracts that no longer qualify for hedge accounting to be double counted.  As a result, the fair values of these additional contracts were incorrectly reclassified from Other Comprehensive Income to the income statement.  The net effect of this error was that in the previously issued financial statements for the first quarter net earnings were reduced by $9.8 million, which is net of taxes of $4.0 million.  Other comprehensive income for the three months ended March 31, 2007 was increased by a corresponding after-tax amount of $9.8 million.  The resulting earnings per share for the first quarter of 2007 was $0.28 per share, compared to the originally reported $0.33 per share, a further reduction of $0.05 per share.

CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (“Exchange Act”), management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report.  Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act are accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure.  In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating and implementing possible controls and procedures.  Based on the foregoing evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of June 30, 2008, the end of the period covered by this report, our disclosure controls and procedures were effective at a reasonable assurance level.

  TRANSALTA CORPORATION / Q2 2008 25

FORWARD-LOOKING STATEMENTS

This MD&A and other reports and filings made with the securities regulatory authorities include forward-looking statements.  All forward-looking statements are based on TransAlta Corporation's beliefs and assumptions based on information available at the time the assumption was made.  In some cases, forward-looking statements can be identified by terms such as ‘may’, ‘will’, ‘believe’, ‘expect’, ‘potential’, ‘enable’, ‘continue’ or other comparable terminology.  The forward-looking statements relate to, among other things, statements regarding the anticipated business prospects and financial performance of TransAlta.  These statements are not guarantees of TransAlta's future performance and are subject to risks, uncertainties and other important factors that could cause the corporation’s actual performance to be materially different from those projected, including those material risks and assumptions discussed in this MD&A under the headings ‘Outlook’ and ‘Business Environment’ and in the MD&A in our annual report for the year ended Dec. 31, 2007 under the heading ‘Risk Factors and Risk Management’.  Some of the risks, uncertainties, and factors include, but are not limited to: legislative and regulatory developments that could affect revenues; costs associated with environmental compliance; overall costs; cost and availability of fuel to produce electricity; the speed and degree of competition entering the market; global capital markets activity; timing and extent of changes in commodity prices, prevailing interest rates, currency exchange rates, inflation levels and general economic conditions where TransAlta Corporation operates; results of financing efforts; changes in counterparty risk; and the impact of accounting standards issued by Canadian standard setters.  Given these uncertainties, the reader should not place undue reliance on these forward-looking statements which is given as of the date it is expressed in this MD&A or otherwise and TransAlta undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

26   TRANSALTA CORPORATION / Q2 2008